

November 14, 2011

Via E-mail
Ms. Tamara L. Joseph, Esq.
General Counsel and Secretary
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421

> **Re:** **Adolor Corporation**
> **Schedule TO-T**
> **Filed by FRD Acquisition Corporation and Cubist Pharmaceuticals, Inc.**
> **Filed on November 7, 2011**
> **File No. 005-60253**

Dear Ms. Joseph:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your detailed legal analysis as to whether the contingent payment rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

2. Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration, the uncertainty of the total consideration to be paid to security holders, and the large part of

the total consideration represented by the contingent consideration. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

3.   Please clarify your disclosure as to whether holders of contingent payment rights are beneficiaries of the agreements. Disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

4.   Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a) and (b) of Regulation M-A, particularly in light of the contingent payment rights.

5.   Please disclose the aggregate number and percentage of shares subject to the Tender and Voting Agreements.

Available Information, page 16

6.   We note the disclaimer in the last sentence of this section. While you may include appropriate language about the limits on the reliability of the information in your tender offer materials, you may not disclaim responsibility for its accuracy or completeness. Please revise.

Amendments to the Contingent Payment Rights Agreement, page 40

7.   The third paragraph of this section does not appear to comport with Section 5.2(a) of the contingent payment rights agreement regarding when consent of a majority of the holders is required. Please advise, or revise your disclosure.

Tender and Voting Agreement, page 41

8.   We note that each executive officer and director of Adolor has granted Cubist an option to purchase subject securities under certain circumstances. Please provide your analysis under Rule 14e-5 and Rule 14d-7.

Conditions of the Offer, page 43

9.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration. Please revise condition (iii) accordingly.

10.   We note condition (iii)(e). The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise this condition to include an objective standard, such as a standard of reasonableness, against which satisfaction of the condition may be evaluated.

11.   You state in the final paragraph of this section that you may assert any condition regardless of the circumstances giving rise it. Please revise to remove the implication that the conditions may be triggered by your action or inaction and are thus within your control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons and their management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Paul M. Kinsella
        Ropes & Gray LLP